UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: July 19, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON group management and structure update

Operating companies to report to Group COO to enhance emerging markets focus

Leadership team changes and new simplified structure

Amsterdam, 19 July 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading provider of connectivity and internet services, announces plans to further simplify the Group’s operating model.

As part of its ongoing comprehensive review to ensure VEON’s HQ is an effective, efficient organisation, the Group is making changes to how it supports its operating companies in emerging markets.

Operations function restructure

Kjell Morten Johnsen is appointed as Group Chief Operating Officer, a role he had held on an interim basis since March 2018. Kjell was previous VEON’s Head of Major Markets, having joined in 2016 from his position as Head of Telenor Europe.

To support VEON’s increased focus on emerging markets with a simplified flatter structure, all VEON’s operating companies will report directly to the Group Chief Operating Officer.

Aamir Hafeez Ibrahim, previously Head of Emerging Markets, will remain as Chief Executive Officer of Jazz in Pakistan. Peter Chernyshov, previously Head of Eurasia and Chief Executive Officer of Kyivstar in Ukraine, has decided to leave the Group. Aleksandr Komarov, Chief Executive Officer of Beeline Kazakhstan will additionally take up the role of Kyivstar Chief Executive Officer on an interim basis.

Other leadership changes

Christopher Schlaeffer, Group Chief Commercial & Digital Officer, has chosen to leave VEON later this year. Christopher joined at the start of 2016 to lead a newly created Digital function as well as the Group’s commercial teams. A search is underway for his successor.

Mark MacGann, Group Chief Corporate & Public Affairs Officer, has also decided to leave VEON. Mark joined in early 2016 in a newly created role to oversee the Group’s communications, corporate, regulatory and government affairs efforts. The position is not being filled and the teams will be integrated into different relevant functions.

Operating model and HQ review

The new high-level structure is now established as VEON continues to create a leaner HQ with clear accountability. This work is ongoing as VEON transitions to a more efficient operating model.

“We are creating a new, more simple structure that will help our operating companies deliver the best services to customers and realise even greater value for shareholders,” said Ursula Burns, Executive Chairman of VEON. “I thank those leaving us for their hard work and support and I wish them well for the future. We look forward to providing more details of our progress on our priorities when we report our second quarter earnings in the coming weeks.”

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come. For more information visit: www.veon.com.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management changes and the ability to successfully execute operating model and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information

Investor Relations

Richard James

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com